Kandal M Venture Limited

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

June 18, 2025

U.S. Securities & Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Attn: Dale Welcome / Claire Erlanger

Re:	Kandal M Venture Limited
Registration Statement on Form F-1
Initially Filed October 23, 2024, as amended
File No. 333-282786

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kandal M Venture Limited. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on June 23, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Duncan Miao
Duncan Miao
Chairman of the Board of Directors

cc:	Loeb & Loeb LLP
The Crone Law Group, P.C.